STERN CAPITAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

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SEC FILE NUMBER
8-66433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stern Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue, Suite 300
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence M. Stern	212-832-1200	Lawrence.m.stern@sterncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Gettry Marcus CPA, P.C.
(Name – if individual, state last, first, and middle name)

1407 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

12/17/2009	4034
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence M. Stern _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stern Capital, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
Member   PRESIDENT

JESUS ZAPATA
Notary Public, State of New York
No. 01ZA6208380
Qualified in New York County
Commission Expires June 29, 2025

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STERN CAPITAL LLC AND SUBSIDIARY
DECEMBER 31, 2021

CONTENTS



GETTRYMARCUS   ALWAYS LOOKING DEEPER.™   ACCOUNTING | TAX | CONSULTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Stern Capital LLC and Subsidiary

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Stern Capital LLC and Subsidiary as of December 31, 2021, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Stern Capital LLC and Subsidiary as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Stern Capital LLC and Subsidiary's management. Our responsibility is to express an opinion on Stern Capital LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stern Capital LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Gettry Marcus CPA P.C.

Gettry Marcus CPA, P.C.

We have served as Stern Capital LLC and Subsidiary's auditor since 2008.

New York, New York

February 23, 2022

STERN CAPITAL LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	123,534
Fees receivable		59,895
Due from related party		12,350
Prepaid expenses and other assets		18,267
Total assets	$	214,046

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses and other liabilities	$	110,618
Due to related party		10,530
Total liabilities		121,148
Member's equity		92,898
Total liabilities and member's equity	$	214,046

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

The accompanying notes are an integral part of this consolidated financial statement

1. ORGANIZATION AND NATURE OF BUSINESS

Stern Capital LLC ("Stern") is a broker-dealer registered with the Securities and Exchange Commissions ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Stern is a single member limited liability company. Stern's principal business is private placement variable annuity contracts and private placement life insurance contracts.

The consolidated financial statements include the accounts of the Stern and its wholly owned subsidiary, Stern Capital LTD (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Stern Capital LTD was formed on September 5, 2007 under the laws of Bermuda. Stern Capital LTD, an unregulated entity, earns fees from insurance companies and asset management firms for the implementation of private placement variable annuity contracts and private placement life insurance contracts with foreign investors.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP).

b) Use of Estimates

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers ASC 606 using a modified retrospective approach effective January 1, 2018. The ASC 606 revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company's principal source of revenue is derived from commissions and fees earned for the placement of variable annuity life insurance contracts and related consulting services. Each distinct service listed on the agreements with insurance carriers and asset managers is considered to be a performance obligation. The commissions and fees earned are allocated to each distinct performance obligation and revenue is recognized when performance obligations are met. The Company's key performance obligation is met when the underlying information from the insurance carriers and asset managers is received and authenticated. The Company evaluates its incremental contract costs related to revenue to determine if such costs are period costs or are capitalized costs. The Company is generally deemed to control the services; accordingly, it presents the revenues gross of the associated third-party costs. The Company's revenues are earned and recorded at a point in time.

e) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at time, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

During the year ended December 31, 2021, the Company earned approximately 67% of its fee income from three clients and approximately 55% of the fees receivable were due from these clients at December 31, 2021.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Income Taxes

Stern s a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. Therefore, no provision for income taxes in included in the accompanying financial statements.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2021, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions. There are presently no ongoing income tax examinations.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $36,326, which was $28,249 in excess of its required net capital of $8,077. The Company's net capital ratio was 3.34 to 1.

4. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of Stern's consolidated subsidiary, Stern Capital LTD.

Total Assets	$ 13,191
Total Liabilities	17,926
Total Member's Deficiency	$ (4,735)

5. RELATED PARTY

The Company has an agreement for administrative expenses with Stern Family Management, an affiliate related through common ownership. During the year ended December 31, 2021, the Company recorded expenses of $37,144 as a result of this agreement. As of December 31, 2021, the Company owed the affiliate, $10,530.

The Company has a receivable from a different related party in the amount of $12,350 at December 31, 2021.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

6. RISKS AND UNCERTAINTIES

In 2020 the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of international Concern". This pandemic, which continued throughout 2021, has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. CONTINGENCIES

The Company has no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021.

8. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through the date the consolidated financial statements were available to be issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the consolidated financial statements.

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT